

$150
$125
$100
$75
$50
$25
$0
1/1/2001
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
Nasdaq Market Index
Hemscott Software and Services Group
Affinity Technology Group, Inc.